UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 28, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes             No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes             No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure: Press release:
DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF
ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485
–
JSE share code: ANG
CUSIP: 035128206
–
NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

28 February 2018
NEWS RELEASE
DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an executive director has dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company’s executives.
In terms of the CIP, executives are allowed to apply up to 50% of their after-tax cash bonus to purchase
AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-
market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The executive director opted to participate in the CIP in 2016. This being the second anniversary of the date on which the executive director purchased the shares in 2016, the Company has purchased and allocated matching shares to the executive director as detailed below:
Name of officer KC Ramon
Name of company AngloGold Ashanti Limited
Date of transaction 26 February 2018
Nature of transaction
On-market purchase of shares by the Company, being the
allocation of the matched portion in respect of the second
tranche
Class of security Ordinary shares
Number of shares purchased 5,177
Price per share R114.00
Value of transaction (excluding
brokerage and other fees)
R590,178.00
Extent of interest Direct beneficial
Prior clearance to deal Obtained

The executive director opted to participate in the CIP in 2017. This being the first anniversary of the date on which the executive director purchased the shares in 2017, the Company has purchased and allocated matching shares to the executive director as detailed below:

Name of officer KC Ramon
Name of company AngloGold Ashanti Limited
Date of transaction 27 February 2018
Nature of transaction
On-market purchase of shares by the Company, being the
allocation of the matched portion in respect of the first tranche
Class of security Ordinary shares
Number of shares purchased 6,320
Price per share R113.00
Value of transaction (excluding
brokerage and other fees)
R714,160.00
Extent of interest Direct beneficial
Prior clearance to deal Obtained
Further, the executive director has opted to participate in the CIP in 2018. Details of the transaction are provided below:
Name of director
KC Ramon
Name of company
AngloGold Ashanti Limited
Date of transaction
27 February 2018
Nature of transaction
On-market purchase of shares by the executive
director of up to 50% of the after-tax cash bonus
received for financial year 2017
Class of security
Ordinary shares
Number of shares
11,300
Average price of shares purchased
R111.4463
Lowest price of shares purchased
R111.37
Highest price of shares purchased
R111.45
Value of shares purchased
(excluding
brokerage and other fees)
R1,259,343.19
Extent of interest
Direct beneficial
Prior clearance to deal Obtained
ENDS

28 February 2018
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com

Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Stewart Bailey +27 81 032 2563 / +27 11 637 6031 /
sbailey@anglogoldashanti.com

Sabrina Brockman +1 646 880 4526 / +1 646 379 2555 /
sbrockman@anglogoldashanti.com

Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 /
fmgidi@anglogoldashanti.com
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485
– JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                       AngloGold Ashanti Limited
Date: February  28, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance